UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)
                              (Amendment No. 2)(1)

                        SAVVIS COMMUNICATIONS CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   805423 10 0
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                                 (CUSIP Number)

Bear Stearns Asset Management Inc.       Ropes & Gray LLP
383 Madison Avenue                       45 Rockefeller Plaza
New York, New York  10179                New York, New York  10111
(212) 272-9256                           (212) 841-5700
Attention:  Clifford H. Friedman         Attention:  Kristopher D. Brown, Esq.

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2004
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            (Dates of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

------------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805423 10 0                                                Page 2 of 9


1. Name of Reporting Person Constellation Venture Capital II, L.P. I.R.S. Identification 13-4124531 No. of Above Person
    (Entities Only)

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2.  Check the Appropriate Box (a) |X| if a Member of a Group (b) |_|

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3.  SEC Use Only

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4. Source of Funds OO

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5.  Check if Disclosure of
    Legal Proceedings is
    Required Pursuant to
    Items 2(d) or 2(e)                    |_|

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6.  Citizenship or Place
    of Organization                       Delaware

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NUMBER OF                     7.  Sole Voting Power       24,836,029 shares of
SHARES                             Power                  Common Stock
BENEFICIALLY                  --------------------------------------------------
OWNED BY EACH                 8.  Shared Voting Power
REPORTING PERSON
WITH                          --------------------------------------------------
                              9.  Sole Disposi-           24,836,029 shares of
                                  tive Power
                              --------------------------------------------------
                              10. Shared Disposi- Power


11. Aggregate Amount Beneficially 24,836,029 shares of Owned by Each Reporting Person Common Stock

--------------------------------------------------------------------------------
12. Check If The Aggregate
    Amount In Row (11)
    Excludes Certain Shares               |_|

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13. Percent of Class
    Represented by
    Amount In Row (11)                    12.3%

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14. Type of Reporting
    Person                                PN

CUSIP No. 805423 10 0                                                Page 3 of 9


1. Name of Reporting Person Constellation Venture Capital I.R.S. Identification Offshore II, L.P.
    No. of Above Person N/A (Entities Only)

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2.  Check the Appropriate Box (a) |X| if a Member of a Group (b) |_|

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3.  SEC Use Only

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4. Source of Funds OO

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5.  Check if Disclosure of
    Legal Proceedings is
    Required Pursuant to
    Items 2(d) or 2(e)                    |_|

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6.  Citizenship or Place
    of Organization                       Cayman Islands

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NUMBER OF                     7.  Sole Voting Power       11,741,691 shares of
SHARES                             Power                  Common Stock
BENEFICIALLY                  --------------------------------------------------
OWNED BY EACH                 8.  Shared Voting Power
REPORTING PERSON
WITH                          --------------------------------------------------
                              9.  Sole Disposi-           11,741,691 shares of
                                  tive Power
                              --------------------------------------------------
                              10. Shared Disposi- Power


11. Aggregate Amount Beneficially 11,741,691 shares of Owned by Each Reporting Person Common Stock

--------------------------------------------------------------------------------
12. Check If The Aggregate
    Amount In Row (11)
    Excludes Certain Shares               |_|

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13. Percent of Class
    Represented by
    Amount In Row (11)                    6.2%

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14. Type of Reporting
    Person                                PN

CUSIP No. 805423 10 0                                                Page 4 of 9


1. Name of Reporting Person The BSC Employee Fund IV, L.P. I.R.S. Identification 13-4133064 No. of Above Person
    (Entities Only)

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2.  Check the Appropriate Box (a) |X| if a Member of a Group (b) |_|

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3.  SEC Use Only

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4. Source of Funds OO

--------------------------------------------------------------------------------
5.  Check if Disclosure of
    Legal Proceedings is
    Required Pursuant to
    Items 2(d) or 2(e)                    |_|

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6.  Citizenship or Place
    of Organization                       Delaware

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NUMBER OF                     7.  Sole Voting Power       9,839,504 shares of
SHARES                             Power                  Common Stock
BENEFICIALLY                  --------------------------------------------------
OWNED BY EACH                 8.  Shared Voting Power
REPORTING PERSON
WITH                          --------------------------------------------------
                              9.  Sole Disposi-           9,839,504 shares of
                                  tive Power              Common Stock
                              --------------------------------------------------
                              10. Shared Disposi- Power


11. Aggregate Amount Beneficially 9,839.504 shares of Owned by Each Reporting Person Common Stock

--------------------------------------------------------------------------------
12. Check If The Aggregate
    Amount In Row (11)
    Excludes Certain Shares               |_|

--------------------------------------------------------------------------------
13. Percent of Class
    Represented by
    Amount In Row (11)                    5.2%

--------------------------------------------------------------------------------
14. Type of Reporting
    Person                                PN

CUSIP No. 805423 10 0                                                Page 5 of 9


1. Name of Reporting Person CVC II Partners, L.L.C. I.R.S. Identification 13-4144132 No. of Above Person
    (Entities Only)

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2.  Check the Appropriate Box (a) |X| if a Member of a Group (b) |_|

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3.  SEC Use Only

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4. Source of Funds OO

--------------------------------------------------------------------------------
5.  Check if Disclosure of
    Legal Proceedings is
    Required Pursuant to
    Items 2(d) or 2(e)                    |_|

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6.  Citizenship or Place
    of Organization                       Delaware

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NUMBER OF                     7.  Sole Voting Power       549,903 shares of
SHARES                             Power                  Common Stock
BENEFICIALLY                  --------------------------------------------------
OWNED BY EACH                 8.  Shared Voting Power
REPORTING PERSON
WITH                          --------------------------------------------------
                              9.  Sole Disposi-           549,903 shares of
                                  tive Power              Common Stock
                              --------------------------------------------------
                              10. Shared Disposi- Power


11. Aggregate Amount Beneficially 549,903 shares of Owned by Each Reporting Person Common Stock

--------------------------------------------------------------------------------
12. Check If The Aggregate
    Amount In Row (11)
    Excludes Certain Shares               |_|

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13. Percent of Class
    Represented by
    Amount In Row (11)                    0.3%

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14. Type of Reporting
    Person                                CO

CUSIP No. 805423 10 0                                                Page 6 of 9


1. Name of Reporting Person Constellation Ventures I.R.S. Identification Management II, LLC No. of Above Person 13-4122121
    (Entities Only)

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2.  Check the Appropriate Box (a) |X| if a Member of a Group (b) |_|

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3.  SEC Use Only

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4. Source of Funds OO

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5.  Check if Disclosure of
    Legal Proceedings is
    Required Pursuant to
    Items 2(d) or 2(e)                    |_|

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6.  Citizenship or Place
    of Organization                       Delaware

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NUMBER OF                     7.  Sole Voting Power       46,417,224 shares of
SHARES                             Power                  Common Stock
BENEFICIALLY                  --------------------------------------------------
OWNED BY EACH                 8.  Shared Voting Power
REPORTING PERSON
WITH                          --------------------------------------------------
                              9.  Sole Disposi-           46,417,224 shares of
                                  tive Power              Common Stock
                              --------------------------------------------------
                              10. Shared Disposi- Power


11. Aggregate Amount Beneficially 46,417,224 shares of Owned by Each Reporting Person Common Stock

--------------------------------------------------------------------------------
12. Check If The Aggregate
    Amount In Row (11)
    Excludes Certain Shares               |_|

--------------------------------------------------------------------------------
13. Percent of Class
    Represented by
    Amount In Row (11)                    21.0%

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14. Type of Reporting
    Person                                CO

CUSIP No. 805423 10 0                                                Page 7 of 9


1. Name of Reporting Person Bear Stearns Asset Management Inc. I.R.S. Identification 06-1135192 No. of Above Person
    (Entities Only)

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2.  Check the Appropriate Box (a) |X| if a Member of a Group (b) |_|

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3.  SEC Use Only

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4. Source of Funds OO

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5.  Check if Disclosure of
    Legal Proceedings is
    Required Pursuant to
    Items 2(d) or 2(e)                    |_|

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6.  Citizenship or Place
    of Organization                       Delaware

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NUMBER OF                     7.  Sole Voting Power
SHARES                             Power
BENEFICIALLY                  --------------------------------------------------
OWNED BY EACH                 8.  Shared Voting Power     46,967,127 shares of
REPORTING PERSON                                          Common Stock
WITH                          --------------------------------------------------
                              9.  Sole Disposi- tive Power
                              --------------------------------------------------
                              10. Shared Disposi- 46,967,127 shares of Power
                                  Common Stock


11. Aggregate Amount Beneficially 46,967,127 shares of Owned by Each Reporting Person Common Stock

--------------------------------------------------------------------------------
12. Check If The Aggregate
    Amount In Row (11)
    Excludes Certain Shares               |_|

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13. Percent of Class
    Represented by
    Amount In Row (11)                    21.2%

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14. Type of Reporting
    Person                                CO

CUSIP No. 805423 10 0                                                Page 8 of 9

                         Amendment No. 2 to Schedule 13D


          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 9, 2002 and Amendment No. 1 thereto filed on July 2, 2004 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

ITEM 1.   SECURITY AND ISSUER.
          --------------------

          Item 1 is hereby amended to reflect that the principal executive offices of the Issuer are located at 1 Savvis Parkway, Town and Country, Missouri 63017.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.
          --------------------------------------------------

          Item 3 is hereby amended by adding the following thereto:

          On December 9, 2004, the Constellation Purchasing Entities acquired an aggregate 3,276,420 shares of Common Stock as a result of the automatic conversion of the Issuer's Series B Convertible Preferred Stock (the "Series B Preferred Stock"), pursuant to the terms of the Certificate of Designations for the Series B Preferred Stock. The Certificate of Designations for the Series B Preferred Stock was filed as Exhibit 7 to Amendment No. 1 to the Schedule 13D, and any description thereof is qualified in its entirety by reference thereto. As described in Amendment No. 1 to the Schedule 13D, the Series B Preferred Stock was acquired by the Constellation Purchasing Entities on February 9, 2004 upon the exercise of warrants to purchase Series B Preferred Stock ("Series B Warrants") that had been issued by Savvis in connection with the issuance to the Constellation Purchasing Entities of Series A Subordinated Notes in the aggregate principal amount of $10,000,000, the proceeds of which were used to finance Savvis' acquisition of the assets of Cable & Wireless USA, Inc. and Cable & Wireless Internet Services, Inc. in March 2004. The exercise price of the Series B Warrants was $16.30 per share. The source of funds paid by the Constellation Purchasing Entities for the purchase price of the Series A Subordinated Notes and for the exercise price of the Series B Warrants was their working capital, or funds available for investment. Each share of Series B Convertible Preferred Stock held by the Constellation Purchasing Entities was to automatically convert into ten shares of Common Stock upon shareholder approval, which was obtained on December 9, 2004.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The Reporting Persons beneficially own an aggregate 46,967,127shares of Common Stock, or approximately 21.2% of the Common Stock outstanding. This information is based on a total of 180,022,016 shares of Common Stock outstanding following the conversion of the Series B Preferred Stock, which is based on 114,493,156 shares of Common Stock outstanding as of November 9, 2004, as reported in the Issuer's Report on Form 10-Q filed with the Commission for the quarterly period ended September 30, 2004, plus an aggregate 65,528,860 shares of Common Stock issued on December 9, 2004 upon the conversion of the Series B Preferred Stock, and for each Reporting Person gives effect to the conversion of all shares of Series A Preferred Stock (including shares issued quarterly as payment-in-kind dividends thereon through September 30, 2004) and exercise of all Warrants held by that Reporting Person. As of June 30, 2004 ,the remaining 3,333,333 of the Warrants held by the Constellation Purchasing Entities became exercisable based on the satisfaction of certain conditions provided for in the terms of their grant.

CUSIP No. 805423 10 0                                                Page 9 of 9

                                    Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2004

                 CONSTELLATION VENTURE CAPITAL II, L.P.

                 By:  Constellation Ventures Management II, LLC, General Partner
                 By:  Bear Stearns Asset Management Inc., Managing Member

                 By:/s/ Clifford H. Friedman
                    ------------------------------------------------------------
                       Name:  Clifford H. Friedman
                       Title:  Senior Managing Director

                 CONSTELLATION VENTURE CAPTIAL OFFSHORE II, L.P.

                 By:  Constellation Ventures Management II, LLC, General Partner
                 By:  Bear Stearns Asset Management Inc., Managing Member

                 By:/s/ Clifford H. Friedman
                    ------------------------------------------------------------
                       Name:  Clifford H. Friedman
                       Title:  Senior Managing Director

                    THE BSC EMPLOYEE FUND IV, L.P.

                 By:  Constellation Ventures Management II, LLC, General Partner
                 By:  Bear Stearns Asset Management Inc., Managing Member

                 By:/s/ Clifford H. Friedman
                    ------------------------------------------------------------
                       Name:  Clifford H. Friedman
                       Title:  Senior Managing Director

                           CVC II PARTNERS, L.L.C.

                 By:/s/ Clifford H. Friedman
                    ------------------------------------------------------------
                       Name:  Clifford H. Friedman
                       Title:  Member

                 CONSTELLATION VENTURES MANAGEMENT II, LLC

                 By:  Bear Stearns Asset Management Inc., Managing Member

                 By:/s/ Clifford H. Friedman
                    ------------------------------------------------------------
                       Name:  Clifford H. Friedman
                       Title:  Senior Managing Director

                 BEAR STEARNS ASSET MANAGEMENT INC.

                 By:/s/ Clifford H. Friedman
                        --------------------------------------------------------
                           Name:  Clifford H. Friedman
                           Title:  Senior Managing Director